Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2020

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The date of this MD&A is July 29, 2020. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

All per share figures included in this MD&A reflect the 7:1 common share consolidation that was effective June 5, 2019.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
Three months ended	2020	2020	2019	2019	2019	2019	2018	2018
Oil and natural gas sales and other income	$52	$84	$112	$94	$109	$103	$82	$124
Cash flow from operations	2	33	49	32	(3)	(1)	19	43
Basic per share	0.03	0.45	0.67	0.44	(0.04)	(0.01)	0.26	0.59
Diluted per share	0.03	0.45	0.67	0.44	(0.04)	(0.01)	0.26	0.59
Funds flow from operations (1)	25	37	54	29	41	36	(2)	26
Basic per share	0.34	0.51	0.74	0.40	0.56	0.50	(0.03)	0.36
Diluted per share	0.34	0.51	0.74	0.40	0.56	0.50	(0.03)	0.36
Net income (loss)	(22)	(746)	(544)	(28)	(162)	(54)	(113)	(31)
Basic per share	(0.30)	(10.22)	(7.45)	(0.38)	(2.22)	(0.74)	(1.56)	(0.43)
Diluted per share	$(0.30)	$(10.22)	$(7.45)	$(0.38)	$(2.22)	$(0.74)	$(1.56)	$(0.43)

Production
Light oil (bbls/d)	12,800	12,512	12,246	10,802	12,453	12,376	11,429	10,790
Heavy oil (bbls/d)	1,966	3,644	3,718	3,991	4,059	4,096	4,784	4,833
NGLs (bbls/d)	2,278	2,239	2,095	2,192	2,201	2,122	2,788	2,222
Natural gas (mmcf/d)	53	52	52	51	55	54	65	60

Total (boe/d)	25,872	27,092	26,639	25,505	27,835	27,651	29,905	27,777

(1)	Please refer to the prior quarterly filings for reconciliations of cash flow from operations to funds flow from operations.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operations and Funds Flow from Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2020	2019	2020	2019
Cash flow from operating activities	$2	$(3)	$35	$(4)
Change in non-cash working capital	16	32	11	59
Decommissioning expenditures	—	1	8	3
Onerous office lease settlements	6	1	5	2
Realized foreign exchange loss – debt maturities	—	3	—	3
Restructuring charges	—	2	—	3
Other expenses (1)	1	5	3	11

Funds flow from operations	$25	$41	$62	$77

Per share
Basic per share	$0.34	$0.56	$0.85	$1.06
Diluted per share	$0.34	$0.56	$0.85	$1.06

(1)	Includes legal fees related to claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.

In 2020, funds flow from operations were lower than the comparable periods, primarily due to lower crude oil prices as a result of the impact of the COVID-19 pandemic and potential supply and demand implications. This was partially offset by the Company’s lower cost structure as we implemented a number of cost saving initiatives within operating costs and general and administrative (“G&A”) expenses. Additionally, in response to the lower commodity price environment, we temporarily shut-in uneconomic production, primarily heavy oil, which also mitigated the lower crude oil price impact. Cash flow from operations increased in 2020 from the comparable periods primarily due to a smaller change in working capital associated with lower payables from our capital program and decreased receivables from reduced sales revenue.

Business Strategy

Since March 2020, the oil and gas industry has experienced significant volatility with commodity prices, specifically crude oil prices. This is primarily due to macro-economic factors related to the COVID-19 pandemic and the resultant supply and demand issues. At the time crude oil prices began to fall in March, we had completed the majority of our drilling program for the first half of 2020, which totaled $49 million including drilling 10 horizontal wells, optimization spending and decommissioning expenditures. In response to the current low crude oil price environment, the Company anticipates minimal capital spending for the remainder of the year and is currently estimating total expenditures of $62 million for 2020, including capital and decommissioning expenditures. Capital activities in the second half of 2020 will be focused on highly capital efficient, optimization activities. No drilling activity is anticipated in the second half of 2020; however, we do have the operational flexibility to begin drilling activities quickly should crude oil prices warrant the investment.

The Company actively reviewed our portfolio beginning in March, considering the current commodity price outlook and shut-in production deemed uneconomic in the commodity price environment. This reduced average production in the second quarter of 2020 by approximately 2,100 boe per day. This reduction was primarily composed of heavy oil and associated gas production in the Peace River and Viking areas and certain light-oil properties in the Cardium. As crude oil prices began to improve in May and June, the Company began restarting the majority of the shut-in production during this period and currently there is 425 boe per day of production that remained offline, most of which are heavy oil properties. The Company will continue to economically evaluate and adjust our production base as required in this volatile commodity price environment.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In 2020, the Company has continued to focus on cost savings initiatives. Cost savings on forecasted 2020 operating costs totaled $24 million through these initiatives and shut-in production. Additionally, the Company’s amended head office lease agreement has led to total annual savings of $7 million per year. The Company also took action to further reduce both G&A and operating costs in light of the current macro environment which led to a temporary 20 percent reduction to head office staff salaries, a 10 percent reduction to field staff salaries, the suspension of the Company’s matching component under the employee retirement savings plan and a 10 percent reduction to the Board of Directors retainer fees, all effective May 1, 2020.

The Company continues to monitor all applicable government relief programs to determine if we qualify to participate in them. Currently, we have applied and received payment for the first four periods of the Canadian Emergency Wage Subsidy (“CEWS”). The CEWS allows eligible companies to receive a subsidy of up to 75 percent of employee wages, subject to a cap, for up to 24 weeks between March and August 2020. In July, it was announced that the CEWS would be extended to December 2020 with terms and criteria to be announced at a future date. We will continue to evaluate our eligibility to participate in the amended CEWS program as further details become available. Additionally, the Company has applied to the Alberta Site Rehabilitation (“ASR”) program. Under the first phases of the ASR program, companies may apply to have the government fund service companies to perform abandonment and/or reclamation related work. Applications for these grants are subject to certain maximums and may be eligible for up to 100 percent government funding.

In 2019, the Company’s Board of Directors determined that it was in the best interest of the Company and our stakeholders to initiate a formal process to explore strategic alternatives, this process continues. This strategic review process is to evaluate Obsidian Energy’s strategic options and alternatives to maximize shareholder value. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. The Board of Directors is undertaking a broad review of the potential alternatives to enhance stakeholder value and hired Tudor, Pickering, Holt & Co. as our financial advisor in connection with the review and analysis of strategic alternatives. We do not intend to provide updates until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate.

The strategic review process has had no impact on the Company’s operations as evidenced by our strong first half 2020 results with our continued focus on development in the Willesden Green area prior to the recent commodity price downturn. Once commodity prices improve, we will continue to unlock the value of this predictable, short payback, low decline light-oil Cardium asset. Since 2018, the Company has taken a “manufacturing style” approach to full field development of this play which has resulted in strong production results and cost synergies in the field. We continue to focus on our development and strategic efforts and the Company will continue to evaluate asset dispositions and other transactions as part of the strategic review process.

As Obsidian Energy moves forward, in an improved commodity price environment we believe our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Benchmark prices
WTI crude oil ($US/bbl)	$27.85	$46.17	$56.96	$56.45	$59.81	$54.90	$58.81	$69.50
Edm mixed sweet par price (CAD$/bbl)	29.55	51.62	67.99	68.40	73.81	66.52	42.97	81.92
Western Canada Select (CAD$/bbl)	22.42	34.11	54.29	58.39	65.72	56.73	25.63	61.76
NYMEX Henry Hub ($US/mmbtu)	1.72	1.95	2.50	2.32	2.47	2.85	3.68	2.86
AECO Index (CAD$/mcf)	1.99	2.22	2.48	0.92	1.08	2.66	1.74	1.20
Foreign exchange rate (CAD$/$US)	1.386	1.345	1.320	1.321	1.338	1.329	1.322	1.307

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(6.14)	(7.58)	(5.37)	(4.66)	(4.63)	(4.85)	(26.30)	(6.83)
WTI - WCS Heavy ($US/bbl)	(11.47)	(20.53)	(15.83)	(12.24)	(10.68)	(12.22)	(39.42)	(22.25)

Average sales price (1)
Light oil (CAD$/bbl)	29.20	50.59	70.57	68.14	72.20	64.88	37.88	82.70
Heavy oil (CAD$/bbl)	5.98	20.07	41.80	40.44	42.63	30.62	7.70	45.30
NGLs (CAD$/bbl)	11.65	22.52	31.42	15.75	14.95	21.44	24.99	40.47
Total liquids (CAD$/bbl)	24.18	41.13	60.10	54.87	59.05	52.37	28.39	67.31
Natural gas (CAD$/mcf)	$2.14	$2.20	$2.55	$1.05	$1.18	$2.41	$2.46	$1.87

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

During the second quarter of 2020, WTI prices averaged US$27.85 per bbl. In April 2020, crude oil prices reached the lowest levels during the second quarter, settling at US$16.70 per barrel due to reduced demand mainly due to the COVID-19 pandemic combined with OPEC failing to agree on production cuts. Following OPEC’s announcement to curtail additional production in May and improved demand as COVID-19 restrictions were relaxed in many countries, prices improved to US$28.53 per barrel in May and to US$38.31 per barrel in June.

Crude oil differentials were volatile during the second quarter of 2020 with Mixed Sweet Blend differentials widening to US$14.47 per barrel in May but then significantly improving to US$0.92 per barrel differential in June. The improvement was largely due to refining capacity increasing as demand improved in addition to significant production shut-ins in Western Canada. Heavy oil differentials followed a similar pattern with Western Canada Select settling at a US$16.86 per barrel differential in May before improving to a US$4.34 per barrel differential in June.

The Company currently has no outstanding crude oil hedges.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Natural Gas

NYMEX Henry Hub gas prices started the second quarter of 2020 at US$1.69 per mmbtu and increased in May to a high of US$1.93 per mmbtu as a result of demand. Subsequently, in June prices declined to a low of US$1.42 per mmbtu. In Alberta, AECO (5A) prices followed a similar pattern starting the quarter at $2.08 per mcf, increasing to a high of $2.50 per mcf in May and then decreasing to a low of $1.69 per mcf in June. In the second quarter of 2020, the AECO (5A) price averaged $1.99 per mcf.

In 2020, the Company has the following natural gas hedges in place on a weighted average basis:

Q3
AECO $CAD	1.68
Total mcf/day	22,800

Average Sales Prices

	Three months ended June 30			Six months ended June 30

	2020	2019	% change	2020	2019	% change
Light oil (per bbl)	$29.20	$72.20	(60)	$39.78	$68.57	(42)
Heavy oil (per bbl)	5.98	42.63	(86)	15.13	36.63	(59)
NGL (per bbl)	11.65	14.95	(22)	17.04	18.12	(6)

Total liquids (per bbl)	24.18	59.05	(59)	32.98	55.74	(41)
Risk management gain (loss) (per bbl)	7.54	(2.94)	n/a	6.99	(2.81)	n/a

Total liquids price, net (per bbl)	31.72	56.11	(43)	39.97	52.93	(24)

Natural gas (per mcf)	2.14	1.18	81	2.17	1.79	21
Risk management loss (per mcf)	(0.11)	—	n/a	(0.03)	—	n/a

Natural gas net (per mcf)	2.03	1.18	72	2.14	1.79	20

Weighted average (per boe)	20.30	42.01	(52)	26.37	40.99	(36)
Risk management gain (loss) (per boe)	4.75	(1.97)	n/a	4.61	(1.89)	n/a

Weighted average net (per boe)	$25.05	$40.04	(37)	$30.98	$39.10	(21)

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2020	2019	% change	2020	2019	% change
Light oil (bbls/d)	12,800	12,453	3	12,656	12,415	2
Heavy oil (bbls/d)	1,966	4,059	(52)	2,805	4,077	(31)
NGL (bbls/d)	2,278	2,201	3	2,258	2,162	4
Natural gas (mmcf/d)	53	55	(4)	53	55	(4)

Total production (boe/d)	25,872	27,835	(7)	26,482	27,744	(5)

During the second quarter of 2020, as a result of the lower crude oil pricing environment, the Company shut-in production deemed temporarily uneconomic which reduced average production by approximately 2,100 boe per day of mostly heavy oil in the Peace River area. This contributed to the decrease from the comparable periods. Shut-in production peaked at approximately 3,800 boe per day by the end of April, however, approximately 3,300 boe per day was back on line by the beginning of July as a result of improved commodity prices. The Company will continue to evaluate and adjust our production base as required in this volatile commodity price environment.

Light oil production continued to increase from the comparable quarter as the Company’s results from its 2020 Cardium development program continued to perform above expectations with five wells demonstrating among the best production rates from Cardium wells drilled by industry this year. As a result, our Cardium production increased over last year’s levels. Natural gas and heavy oil production declines in our remaining areas have reduced our total Company production due to restricted capital spending and our decision to defer the repair of certain failed wells that were uneconomic.

Average production within the Company’s asset areas was as follows:

	Three months ended June 30			Six months ended June 30
Daily production (boe/d)	2020	2019	% change	2020	2019	% change
Cardium	22,456	21,583	4	22,098	21,232	4
Peace River	2,132	4,614	(54)	3,086	4,532	(32)
Alberta Viking	880	1,041	(15)	855	1,025	(17)
Legacy	404	597	(32)	443	955	(54)

Total	25,872	27,835	(7)	26,482	27,744	(5)

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Netbacks

	Three months ended June 30
	2020			2019
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price	$24.18	$2.14	$20.30	$42.01
Risk management gain (loss) (1)	7.54	(0.11)	4.75	(1.97)
Royalties	(1.35)	0.06	(0.76)	(2.74)
Transportation	(1.13)	(0.22)	(1.18)	(2.90)
Operating costs (2)	(10.80)	(0.68)	(8.51)	(12.86)

Netback	$18.44	$1.19	$14.60	$21.54

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	17,044	53	25,872	27,835

(1)	Realized risk management gains and losses on commodity contracts.
(2)	Includes the benefit of third-party processing fees totaling $1 million (2019 - $2 million).

	Six months ended June 30
	2020			2019
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price	$32.98	$2.17	$26.37	$40.99
Risk management gain (loss) (1)	6.99	(0.03)	4.61	(1.89)
Royalties	(2.23)	(0.01)	(1.51)	(2.77)
Transportation	(2.26)	(0.22)	(1.95)	(2.88)
Operating costs (2)	(13.06)	(0.79)	(10.32)	(13.17)

Netback	$22.42	$1.12	$17.20	$20.28

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	17,720	53	26,482	27,744

(1)	Realized risk management gains and losses on commodity contracts.
(2)	Includes the benefit of third-party processing fees totaling $3 million (2019 - $4 million).

In the second quarter and for the first six months of 2020, the Company’s netbacks were lower than the prior period primarily due to lower crude oil prices arising from the COVID-19 pandemic and the potential supply and demand implications for crude oil. This was partially offset by lower operating costs as a result of several successful cost saving initiatives, reduced royalty rates due to lower crude oil prices and higher realized risk management gains on crude oil hedges.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Oil and natural gas sales and other income	$52	$109	$136	$212
Realized risk management gain (loss) (1)	11	(5)	22	(9)
Less: Processing fees	(1)	(2)	(3)	(4)
Less: Financing income	—	—	—	(1)
Less: Other revenue	(4)	—	(6)	—

Gross revenues	$58	$102	$149	$198

(1)	Relates to realized risk management gains and losses on commodity contracts

Oil and natural gas sales and other income and gross revenues were both lower than the comparable periods as a result of lower crude oil prices due to the COVID-19 pandemic and lower production volumes as a result of the Company temporarily shutting-in volumes deemed uneconomic. This was partially offset by crude oil hedging gains and higher natural gas prices in 2020 compared to 2019.

Change in Gross Revenues

(millions)
Gross revenues – January 1 – June 30, 2019	$198
Decrease in liquids production	(4)
Decrease in liquids prices (1)	(47)
Decrease in natural gas production	(1)
Increase in natural gas prices (1)	3

Gross revenues – January 1 – June 30, 2020 (2)	$149

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees and other income.

Royalties

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Royalties (millions)	$2	$7	$7	$14
Average royalty rate (1)	4%	7%	6%	7%
$/boe	$0.76	$2.74	$1.51	$2.77

(1)	Excludes effects of risk management activities and other income.

For both the second quarter and for the first six months of 2020, royalties decreased from the comparable period largely due to lower crude oil prices.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Expenses

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Operating	$21	$34	$53	$70
Transportation	2	8	9	15
Financing	10	10	21	19
Share-based compensation	$1	$1	$1	$2

	Three months ended June 30		Six months ended June 30
(per boe)	2020	2019	2020	2019
Operating (1)	$8.51	$12.86	$10.32	$13.17
Transportation	1.18	2.90	1.95	2.88
Financing	4.18	3.98	4.38	3.74
Share-based compensation	$0.07	$0.39	$0.21	$0.52

(1)	Includes the benefit of third-party processing fees totaling $1 million (2019 - $2 million) for the second quarter of 2020 and $3 million (2019 - $4 million) for the first six months of 2020.

Operating

In 2020, the Company continued to progress on several cost saving initiatives and quickly responded to the lower commodity price environment as result of the COVID-19 pandemic which resulted in the Company temporally shutting-in production deemed uneconomic. Additionally, the Company benefited from the CEWS program which reduced operating costs by $1.6 million and had a $0.66 per boe impact on operating expenses in the second quarter of 2020 and $0.32 per boe impact on operating expenses in the first six months of 2020. Also, effective May 1 the Company further lowered operating costs by temporarily reducing field staff salaries by 10 percent as a result of current market conditions.

The results for 2020 also include the full impact of the Company’s Legacy asset shut-in program, which was completed in 2019.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. These sales arrangements are partially offset by additional transportation costs. During the second quarter of 2020, as a result of temporarily shutting in the majority of production in the Peace River area, transportation costs decreased from the comparable periods.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Financing

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Interest on long-term-debt and fees	$10	$8	$20	$15
Unwinding of discount on lease liabilities	—	2	1	4

Financing	$10	$10	$21	$19

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and long-term financing through our senior notes. Financing charges increased from the comparable period mainly due to higher drawn balances under the Company’s syndicated credit facility as a result of higher capital expenditures in the first quarter of 2020 compared to 2019 and the lower commodity price environment beginning in March 2020, which reduced revenues. Additionally, in 2020, the Company paid extension fees as a result of entering into amending agreements with our lenders and $7 million in various advisor costs.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at June 30, 2020, 87 percent (December 31, 2019 – 87 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

The Company has a reserve-based syndicated credit facility with an underlying borrowing base and amount available to be drawn of $550 million and $450 million, respectively. The revolving period of the syndicated credit facility ends on May 31, 2021, with the end date of the term period on November 30, 2021. The syndicated credit facility is subject to a semi-annual borrowing base redetermination in May and November of each year.

In June 2020, the Company entered into amending agreements with our lenders which resulted in the extension of the previously scheduled re-confirmation date on June 22, 2020 to September 4, 2020. Additional details of the terms in the amending agreement are as follow:

•

a revolving period reconfirmation date will occur on September 4, 2020, whereby the lenders may accelerate the end date of the revolving period to September 15, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

•

the lenders have the option to complete a borrowing base determination on September 15, 2020. If the lenders elect not to complete a determination, the next scheduled borrowing base determination will occur on November 30, 2020, as previously disclosed.

During the first quarter of 2020, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021. Under the agreement, the senior notes maturity dates will be accelerated to April 1, 2021, if the borrowing base is not reconfirmed by the lenders under our syndicated credit facility on September 4, 2020.

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, which process continues. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantee on the outcome. The outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals of the syndicated credit facility.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

At June 30, 2020, the carrying value of the Company’s US dollar denominated senior notes was $65 million (December 31, 2019 – $62 million). The increase in carrying value is the result of a weaker Canadian dollar against the US dollar at the comparable balance sheet dates. Summary information on the Company’s senior notes outstanding as at June 30, 2020 is as follows:

	Issue date	Amount (millions)		Initial Term	Average interest rate	Weighted average remaining term
2008 Notes	May 29, 2008	US$	4	8 – 12 years	6.40%	1.4
2010 Q1 Notes	March 16, 2010	US$	10	5 – 15 years	5.85%	1.4
2010 Q4 Notes	December 2, 2010	US$	21	5 – 15 years	4.94%	1.4
2011 Notes	November 30, 2011	US$	12	5 – 10 years	4.79%	1.4

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
RPSU	$1	$1	$1	$2

Share-based compensation	$1	$1	$1	$2

The share price used in the fair value calculation of the PSU and DSU obligations at June 30, 2020 was $0.57 per share (2019 – $1.56). Share-based compensation expense related to the DSU plan, PSU plan and Option plan were insignificant in both periods.

General and Administrative Expenses

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2020	2019	2020	2019
Gross	$5	$10	$12	$20
Per boe	2.02	3.89	2.46	3.91
Net	3	6	7	11
Per boe	$1.36	$2.20	$1.50	$2.10

In 2019, the Company focused our development operations on the Cardium which led to staff reductions, information technology savings and associated lower head office costs. The full effect of these changes are being realized in 2020, which led to decreases in both gross and net costs from 2019.

During the second quarter of 2020, the Company benefited from the CEWS program which reduced G&A expenses by approximately $0.4 million and had a $0.19 per boe impact on net G&A expenses in the second quarter of 2020 and $0.09 per boe impact on net G&A expenses in the first six months of 2020. Additionally, in response to the low commodity price environment due to the COVID-19 pandemic, effective May 1 the Company further reduced G&A expenses by temporarily reducing all head office staff salaries by 20 percent, suspending the Company’s matching component under the employee retirement savings plan and reducing Board of Directors retainer fees by 10 percent.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Restructuring and Other expenses

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2020	2019	2020	2019
Restructuring	$—	$2	$—	$3
Per boe	—	0.96	—	0.64
Other	2	6	4	12
Per boe	$0.89	$2.24	$1.03	$2.42

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company has been indemnifying two former employees pursuant to indemnity agreements in connection with ongoing claims brought by the SEC arising out of the same restatement.

On July 18, 2019, the Company notified the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. At the same time, the Company commenced a proceeding in the Court of Queen’s Bench of Alberta against the two former employees, seeking a declaration that they had no further entitlement to indemnification, an order compelling them to repay all amounts advanced to date on account of indemnification, an order assessing the reasonableness of the amounts paid to date in respect of the indemnification, and other relief. In response, the two former employees brought a preliminary application to limit the evidence admissible in the proceeding. The preliminary application Judge ruled that the Company could not seek a declaration that the former employees are disentitled to advancements or indemnification because they failed to act honestly and in good faith with a view to the best interests of the Company, and had no reasonable grounds for believing that their conduct leading to the SEC Action was lawful, until after the former employees had had the opportunity to defend the allegations made against them in the SEC Action. The Company’s application was permitted to proceed on alternate grounds related to the reasonableness and appropriateness of the costs, charges and expenses claimed by the two former employees.

The Company has appealed the preliminary application Judge’s decision to the Court of Appeal of Alberta. The appeal is currently scheduled to be heard in December 2020.

On April 28, 2020, the U.S. District Court for the Southern District of New York approved settlements reached between the SEC and the two former employees. Under the settlements, in which the former employees neither admitted to nor denied the allegations made against them by the SEC, the two former employees agreed to make certain monetary payments. The Company currently is evaluating the impact of the SEC settlements on the former employees’ claims to advancement and indemnification.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2020	2019	2020	2019
Depletion and depreciation (“D&D”)	$32	$68	$76	$135
D&D expense per boe	13.69	26.91	15.81	26.97

PP&E Impairment	—	130	763	130
PP&E Impairment per boe	—	51.21	158.16	25.83

Accretion	2	3	5	5
Accretion expense per boe	$0.82	$0.97	$0.95	$0.98

The Company’s D&D expense has decreased from the comparable periods, primarily due to non-cash impairment charges recorded in both the first quarter of 2020 and the fourth quarter of 2019. These impairment charges were recorded mainly due to lower forecast commodity prices and higher discount rates due to continued commodity price and market value volatility within the oil and gas industry.

During the first quarter of 2020, the Company completed impairment tests across all of our Cash generating units (“CGU’s”) as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential supply and demand implications. This led to the Company recording $763 million of non-cash impairments, which included $702 million within our Cardium CGU, $58 million within our Peace River CGU and $19 million within our corporate assets. Additionally, a $16 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing our discount rate used in our decommissioning liability due to current market conditions. Impairment losses related to PP&E may be reversed in future periods if commodity price forecasts materially improve.

Taxes

As at June 30, 2020, the Company was in a net unrecognized deferred tax asset position of approximately $446 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Realized foreign exchange loss	$—	$3	$—	$3
Unrealized foreign exchange loss (gain)	(2)	(4)	3	(6)

Foreign exchange loss (gain)	$(2)	$(1)	$3	$(3)

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Net Loss

	Three months ended June 30		Six months ended June 30
(millions except per share amounts)	2020	2019	2020	2019
Net income (loss)	$(22)	$(162)	$(768)	$(216)
Basic per share	(0.30)	(2.22)	(10.52)	(2.97)
Diluted per share	$(0.30)	$(2.22)	$(10.52)	$(2.97)

During the second quarter of 2020, the net loss can be attributed to lower revenues primarily due to lower crude oil prices from the COVID-19 pandemic. In the comparable period in 2019, the net loss was mainly due to impairment charges as a result of classifying our interest in the Peace River Oil Partnership disposition as held for sale.

For the first six months of 2020, the net loss was mainly due to non-cash, PP&E impairment charges as a result of lower forecasted commodity prices due to the impact of the COVID-19 pandemic and potential supply and demand implications.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Drilling and completions	$—	$2	$30	$29
Well equipping and facilities	—	5	11	12
Land acquisition and retention	—	1	—	1

Capital expenditures	—	8	41	42
Property dispositions, net	—	—	—	(11)

Total capital expenditures	$—	$8	$41	$31

As a result of the low commodity price environment through the second quarter of 2020 and spring break-up conditions, the Company had minimal capital spending during the period.

In early 2020, the Company continued with our development focus in the Cardium, specifically in the Willesden Green area. All 10 gross wells drilled in the first quarter were in this area and all of these wells were brought on production from March through May of 2020.

If the current low crude oil price environment continues, the Company anticipates modest capital spending of $13 million for the remainder of the year primarily on optimization and minor infrastructure projects in addition to decommissioning activities. However, we do have the operational flexibility to begin drilling activities quickly should crude oil prices warrant the investment.

Drilling

	Six months ended June 30
	2020		2019
(number of wells)	Gross	Net	Gross	Net
Oil	12	10	7	5
Injectors, stratigraphic and service	1	—	3	1

Total	13	10	10	6

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

The Company drilled no wells during the second quarter of 2020.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy has voluntarily entered into the Government of Alberta’s area-based closure program (the “ABC Program”) which has allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner. The Company is remaining in the ABC Program for 2020. Recently the Alberta Government announced the suspension of the ABC Program for 2020 and we expect the $8 million already incurred by the Company in 2020 will be applied to our 2021 program target. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. The Company, through our service providers, has applied to the ASR program. Applications for these grants are subject to certain maximums and may be eligible for up to 100 percent government funding.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	June 30, 2020	December 31, 2019
Long-term debt
Current portion of long-term debt	$—	$434
Long-term portion of long-term debt	485	27

Total	485	461

Working capital deficiency (1)
Cash	(2)	(3)
Restricted cash	(2)	(2)
Accounts receivable	(39)	(66)
Prepaid expenses and Other	(13)	(12)
Accounts payable and accrued liabilities	67	117

Total	11	34

Net debt	$496	$495

(1)	Includes amounts classified as held for sale.

Net debt was comparable to December 31, 2019, as commodity price decreases due to the impact of COVID-19 which lowered revenues were offset by realized hedging gains and a lower cost structure, specifically within operating costs and G&A expense. Long-term debt increased mainly due to working capital fluctuations.

The Company’s credit facility was classified as a long-term liability at June 30, 2020 as the term-out date is November 30, 2021, which is beyond 12 months from the reporting date.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million and a borrowing limit of $450 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

In the first quarter of 2020, the Company entered into amending agreements with holders of our senior notes and our bank syndicate to update our financial covenants as follows:

•	for the period from January 1, 2020 onward both the Senior Debt and Total Debt to Adjusted EBITDA covenants have been eliminated; and

•	the maximum for both the Senior Debt and Total Debt to Capitalization ratio was permanently increased to 75 percent.

On June 30, 2020, the Company was in compliance with all of financial covenants which consisted of the following:

	Limit	June 30, 2020
Senior debt to capitalization	Less than 75%	60%
Total debt to capitalization	Less than 75%	60%

As at June 30, 2020, Obsidian Energy had sufficient liquidity under our syndicated credit facility to meet our current obligations. Based on strip pricing as of July 22, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility to fund and, based on these strip prices, does not expect to have a development capital program in the second half of 2020. However, due to significant commodity price volatility experienced since March 2020 mainly due to the impact of the COVID-19 pandemic on the demand for commodities and OPEC production levels, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months. As a result, the Company may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time. As such there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Financial Instruments

The Company had the following financial instruments outstanding as at June 30, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
AECO Swaps
AECO Swaps	22,800 mcf/d	Q3 2020	$1.68/mcf	$—

Total				$—

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2020	2019	2020	2019
Realized gain (loss)
Settlement of commodity contracts	$11	$(5)	$22	$(9)

Total realized risk management	$11	$(5)	$22	$(9)

Unrealized gain (loss)
Commodity contracts	$(12)	$6	$—	$(8)

Total unrealized risk management	(12)	6	—	(8)

Risk management gain (loss)	$(1)	$1	$22	$(17)

Outlook

As previously announced, the Company has only issued first half 2020 guidance as a result of the COVID-19 pandemic and the resulting uncertainty regarding commodity prices. Compared to our guidance ranges, actual results exceeded expectations across all categories as the 2020 Cardium development program continues to outperform and we were able to successfully progress on several cost saving initiatives. A comparison of actual results to our guidance ranges is as follows:

Metric		First half 2020 Guidance Range	Actuals
Average Production (1)	boe per day	25,500 – 26,000	26,482

Capital Expenditures	$ millions	43	41
Decommissioning Expenditures	$ millions	8	8

Operating costs (2)	$/boe	$11.50 – $11.90	$10.32
G&A (2)	$/boe	$1.65 – $1.85	$1.50

(1)	Adjusted for asset sales of 115 boe per day.
(2)	Actuals include the impact of the CEWS payments, which reduced operating costs by $0.32 per boe and G&A expenses by $0.09 per boe.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

As the Company looks ahead to the second half of 2020, we currently anticipate modest capital activity under the current commodity price environment. Capital spending will focus on highly capital efficient optimization projects and decommissioning projects. Current second half and full year 2020 estimates on our key metrics are as follows:

Metric		Second Half 2020 Guidance Range	Full Year 2020 Guidance Range
Average Production (1) (2)	boe per day	24,000 – 24,500	25,000 – 25,500

Capital Expenditures	$ millions	10	51
Decommissioning Expenditures	$ millions	3	11

Operating costs (3)	$/boe	$12.00 – $12.50	$11.10 – $11.50
G&A (3)	$/boe	$1.50 – $1.65	$1.50 – $1.60

(1)	Adjusted for asset sales of 115 boe per day.
(2)

Mid-point of guidance for second half of 2020 is 10,850 bbls per day light oil, 3,000 bbls per day heavy oil, 2,000 bbls per day NGLs and 50,600 mcf per day natural gas. Mid-point of full year guidance for 2020 is 11,750 bbls per day light oil, 2,900 bbls per day heavy oil, 2,150 bbls per day of NGLs and 51,600 mcf per day natural gas

(3)	The Company is not anticipating qualifying for the CEWS during the second half of 2020 based on recent commodity prices and the current criteria for the program, both of which are subject to change.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at July 29, 2020 for average production, capital expenditures, decommissioning expenditures, operating costs and G&A expenses for the second half and fiscal 2020 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company and our ability to meet our guidance, including fluctuations in commodity prices, any decision we make to shut-in additional production or resume production from shut-in properties, the impact of the COVID-19 pandemic on supply and demand for commodities, particularly crude oil, changes to the Government of Alberta’s mandatory crude oil and bitumen curtailment program, or ability to qualify for and receive payments under government assistance programs, and acquisition and disposition activity.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	6	0.08
Liquids production	1,000 bbls/day	10	0.13
Price per mcf of natural gas	AECO $0.10	2	0.02
Natural gas production	10 mmcf/day	3	0.04
Effective interest rate	1%	4	0.06
Exchange rate ($US per $CAD)	$0.01	2	0.03

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (1)	$—	$485	$—	$—	$—	$—	$485
Transportation	4	7	5	3	2	7	28
Power infrastructure	3	5	2	—	—	—	10
Interest obligations	9	17	—	—	—	—	26
Office lease	5	10	10	10	10	1	46
Lease liability	3	4	4	—	—	6	17
Decommissioning liability (2)	3	8	1	1	1	43	57

Total	$27	$536	$22	$14	$13	$57	$669

(1)	The 2021 figure includes $420 million related to the syndicated credit facility that is due for renewal in 2021
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The scheduled revolving period of our syndicated credit facility continues to May 31, 2021, with an additional term out period to November 30, 2021, provided that if the lenders do not reconfirm the revolving period on September 4, 2020 the revolving period will accelerate to September 15, 2020 and the end date of the term period will accelerate to April 1, 2021. In addition, the Company has an aggregate of US$47 million in senior notes maturing in 2021. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at June 30, 2020	73,022,321
Issuances under RPSU plan	480,551

As at July 29, 2020	73,502,872

Options outstanding:
As at June 30, 2020 and July 29, 2020	44,464

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2020 and ending on June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate our internal control over financial reporting.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenues are oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees, financing income and other revenue and is used to assess the cash realizations on commodity sales. See “Oil and Natural Gas Sales and Gross Revenues” above for a reconciliation of gross revenues to oil and natural gas sales and other income, being our nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the price of crude oil as compared to natural gas from time to time may be different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company anticipates minimal capital spending for the remainder of the year and what the current estimate is for 2020, including capital and decommissioning expenditures; what the capital focus will be for the second half of 2020 and the operational flexibility to begin drilling activities quickly should crude oil prices warrant the investment; that the Company will continue to economically evaluate and adjust our production base as required in this volatile commodity price environment; that the Company continues to monitor all applicable government relief programs to determine if we qualify to participate in them and will continue to evaluate our eligibility to participate in the amended CEWS program as further details become available; what our strategic alternatives may include, but not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of our capital structure, or any combination of the foregoing; that we do not intend to provide updates on our strategic alternative process until such time as the Board of Directors approves a definitive transaction or strategic alternative, or otherwise determines that further disclosure is necessary or appropriate; that once commodity prices improve, that we will continue to unlock the value of Willesden Green which is a predictable, short payback, low decline light-oil Cardium asset; that we will continue to focus on our development and strategic efforts and the Company will continue to evaluate asset dispositions and other transactions as part of the strategic review process; the belief that as we move forward that our plan to focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders; our hedges; that the Company will continue to evaluate and adjust our production base as required in this volatile commodity price environment; the expected re-confirmation and term out dates, as applicable, on the credit facility, and the maturity dates on the senior notes and possible alternative dates if the credit facility is not re-confirmed in September 2020; the possible outcome of the strategic review process as well as various factors such as government regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms of future renewals of the syndicated credit facility; that the appeal with former Penn West employees will likely be heard in December 2020; that the impairment losses related to PP&E can be reversed in future periods if commodity price forecasts materially improve; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation; that we will remain in the ABC program for 2020; that the ABC program remains suspended in 2020 and amounts spent in 2020 under the program can be applied to our 2021 target; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; the financial covenant amendments and time frames that are applicable in connection with the amending agreements; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies; that we are forecasting that sufficient liquidity exists under our syndicated credit facility to fund operations and, based on these strip prices, does not expect to have a development capital program; that due to significant commodity price volatility currently due to the COVID-19 pandemic and potential lack of storage forcing production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity over the next 12 months, and as a result the Company may be required to obtain additional financing to increase liquidity, the availability of which is uncertain at this time; the second half and full year 2020 guidance including average production range, capital expenditures and decommissioning expenditures and operating and G&A expense ranges; and the sensitivity analysis and contractual obligations and commitments moving forward.

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of the Alberta government mandated curtailment of crude oil and bitumen production; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for government programs created as a result of the COVID-19 pandemic (including the CEWS and ASR programs) and obtain financial assistance therefrom and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including that the revolving period and term out period of our credit facility are not accelerated, that the maturity date of our senior notes is not accelerated, that our borrowing base is not decreased under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process, including the potential disposition of assets, on favorable terms or at all; the possibility that the Company does not qualify for one or more government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events, that the impact of such programs falls below our expectations, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the possibility that the revolving period and term out period of our credit facility and the maturity date of our senior notes is accelerated, that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one

OBSIDIAN ENERGY SECOND QUARTER 2020	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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